UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Year Ended December 31, 2009
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                      to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s year ended December 31, 2009 are presented on pages 5 through 15.
Exhibits:
23. Consent of Grant Thornton LLP, independent registered public accounting firm.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc. 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of delinquent deposits of participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton, LLP
McLean, Virginia
June 28, 2010

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008

Assets

Investments at fair value:
Interest-Bearing Cash	$817,817	$634,462
Registered Investment Companies	90,101,868	59,172,681
Argon ST Common Stock	4,855,928	4,087,893
Non-employer Common Stock	773,537	353,636
Common Collective Trust	13,268,561	10,658,256
US Government Securities	26,047	48,721
Other Investments	180	6,981
Participant loans	1,171,450	838,694

Total investments	111,015,388	75,801,324

Receivables:
Employer match contributions	373,306	206,831
Other receivable	4,346	239,685

Net assets available for benefit at fair value	111,393,040	76,247,840

Adjustment from fair value to contract value for common collective trust	246,731	574,928

Net Assets Available for Benefits	$111,639,771	$76,822,768

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2009

Additions
Investment income:
Interest and dividends	$1,455,980
Net increase in fair value of investments	20,512,403

Total investment income	21,968,383

Contributions:
Participant	8,352,514
Participant rollover	611,904
Employer match	7,735,366

Total contributions	16,699,784

Total Additions	38,668,167

Deductions
Benefits paid to participants	3,831,958
Plan expenses	19,206

Total Deductions	3,851,164

Net Increase	34,817,003

Net Assets Available for Benefits, beginning of period	76,822,768

Net Assets Available for Benefits, end of period	$111,639,771

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining, nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income, leased employees and casual or temporary employees. Employees become eligible to participate on the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Effective April 1, 2007, participants also may choose a Roth deferral contribution on an after-tax basis.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company did not make a discretionary profit sharing contribution for the Plan year ended December 31, 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income or losses are allocated based on participants’ account balances.
Investments
Upon enrollment in the Plan, a participant may direct employee contributions to various investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock, a common collective trust, as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.

Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
Loans to Participants
Loans to participants may be no less than $1,000 and no greater than the lesser of $50,000 or one-half of the participant’s vested interest in his or her account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Principal and interest are generally paid ratably through bi-weekly payroll deductions. Loans must be repaid prior to any participant (borrower) distribution.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan uses the accrual basis of accounting for the presentation of the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Plan is applying the practical expedient as of December 31, 2009 to its investment in Fidelity’s Managed Income Portfolio (“MIP”), a collective trust fund. The MIP’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Participants’ ownership of the MIP is represented as units. Units are issued and redeemed daily at the MIP’s constant NAV of $1 per unit. The MIP allows for daily liquidity with no additional days notice required for redemption. It is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the MIP will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the MIP at contract value. Contract value represents contributions made to the MIP, plus earnings, less participant withdrawals and administrative expenses. The MIP imposes certain restrictions on the Plan, and the MIP itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes the occurrence of events that would cause the MIP to transact at less than contract value is not probable.
The MIP invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the MIP in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The following events may limit the ability of the Plan to transact at contract value:
•	The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the MIP or to transfer assets out of the MIP.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow.

•	Any transfer of assets from the MIP directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan. Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer.

•	Any change in law, regulation or administrative ruling applicable to a plan investing in the MIP that could have a material adverse effect on the MIP’s cash flow.
The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the MIP’s inability to promptly find a replacement wrap contract following termination of a wrap contract. The MIP’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments. In the event that wrap contracts fail to perform as intended, the MIP’s NAV may decline if the market value of its assets declines.
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the reporting period. Actual results could differ from those estimates.
Benefit Payments
Benefits are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

Adoption of New Accounting Standards
In April 2009, the FASB amended the Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This amendment also provided additional guidance on circumstances that may indicate a transaction is not orderly. The disclosure requirements were expanded to include the disclosure of inputs and valuation techniques used to measure fair value, along with a discussion of any changes in valuation techniques and related inputs since the last reporting date. Additionally, the amended guidance requires the disaggregation of investments by major category. The adoption of this amendment did not have a material impact on the Plan’s financial statements.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”), which amends ASC 820, Fair Value Measurements and Disclosures. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009 and expands the disclosure requirements for certain investments with a reported net asset value (“NAV”). As a practical expedient, the amendment permits, but does not require, the Plan to measure the fair value of an investment based on the investee’s NAV per share or its equivalent, without adjustment. The adoption of ASU 2009-12 did not have a material impact on the fair value determination of applicable investments; however, it did require additional disclosures.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred and paid for by the Plan for the Plan year ended December 31, 2009 were $19,206.
NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees. Argon ST did not request its own determination letter and we believe the plan is designed and being operated in accordance with the applicable requirements of the IRC.
NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2009 and December 31, 2008:

	December		December 31,
	31, 2009		2008

Fidelity Capital Appreciation	$8,642,140		$5,883,895
Fidelity Contrafund	13,322,683		9,122,904
Artisan Mid Cap	6,783,017		3,932,076
Fidelity Diversified International	6,952,240		4,711,192
Fidelity Managed Income Portfolio	13,268,561		10,658,256
Argon ST Common Stock		*	4,087,893
PIMCO Total Return	7,504,314		5,223,344
Oakmark Equity & Income		*	3,968,591

*	Amounts did not exceed 5% of Plan assets at end of year.
As of December 31, 2009, the Plan was invested in a common collective trust, Fidelity’s Managed Income Portfolio, which owns fully benefit-responsive investment contracts. The Plan’s interest in the Fidelity Managed Income Portfolio is calculated by applying the Plan’s ownership percentage in the Fidelity Managed Income Portfolio to the total fair value of such fund.
For year ended December 31, 2009, the Plan’s investments increased in value by $20,512,403 as follows:

Registered Investment Companies	$19,192,673
Argon ST Common Stock	775,308
Other	544,422

$20,512,403

NOTE F—FAIR VALUE MEASUREMENT
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value and expands disclosures about fair value measurements.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Registered Investment Companies and Common Collective Trust: Valued at the net asset value of shares held by the plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest-bearing Cash	$817,817	$—	$—	$817,817
Registered Investment Companies:
Balanced	17,972,925	—	—	17,972,925
Fixed Income	8,545,824	—	—	8,545,824
Growth	55,556,925	—	—	55,556,925
Income	3,473,896	—	—	3,473,896
Index	4,101,808	—	—	4,101,808
Other	450,490	—	—	450,490

Total	90,101,868	—	—	90,101,868

Argon ST Common Stock	4,855,928	—	—	4,855,928
Non-employer Common Stock:
Basic Materials	298,171	—	—	298,171
Consumer Goods	175,707	—	—	175,707
Technology	64,310	—	—	64,310
Financial	61,757	—	—	61,757
Other	173,592	—	—	173,592

Total	773,537	—	—	773,537

Common Collective Trusts	—	13,268,561	—	13,268,561
US Government Securities	—	26,047	—	26,047
Other Investments	—	180	—	180
Participant Loans	—	—	1,171,450	1,171,450

Total Assets	$96,549,150	$13,294,788	$1,171,450	$111,015,388

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest-bearing Cash	$634,462	$—	$—	$634,462
Registered Investment Companies:
Balanced	12,171,806	—	—	12,171,806
Fixed Income	5,903,781	—	—	5,903,781
Growth	35,647,272	—	—	35,647,272
Income	2,259,797	—	—	2,259,797
Index	2,829,732	—	—	2,829,732
Other	360,293	—	—	360,293

Total	59,172,681	—	—	59,172,681

Argon ST Common Stock	4,087,893	—	—	4,087,893
Non-employer Common Stock:
Basic Materials	107,330	—	—	107,330
Consumer Goods	45,269	—	—	45,269
Technology	37,665	—	—	37,665
Financial	14,447	—	—	14,447
Other	148,925	—	—	148,925

Total	353,636	—	—	353,636

Common Collective Trusts	—	10,658,256	—	10,658,256
US Government Securities	—	48,721	—	48,721
Other Investments	—	6,981	—	6,981
Participant Loans	—	—	838,694	838,694

Total Assets	$64,248,672	$10,713,958	$838,694	$75,801,324

Level 3 Gains and Losses : The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Year Ended December 31, 2009
Participant Loans

Balance, beginning of year	$838,694
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, settlements (net)	332,756

Balance, end of year	$1,171,450

NOTE G—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE H—FORFEITURES
For the year ended December 31, 2009, forfeited non-vested accounts, which are periodically used to reduce employer contributions, totaled $375,221. For the year ended December 31, 2009, $375,076 was used to reduce employer contributions to the Plan. At December 31, 2009 and 2008, forfeitures available to offset future employer contributions totaled $21,589 and $1,042.
NOTE I—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

	December	December
	31, 2009	31, 2008

Net assets available for benefits, financial statements	$111,639,771	$76,822,768
Less: contributions receivable	(373,306)	(206,831)
Fair value adjustment for common collective trust	(246,731)	(574,928)

Net assets available for Plan benefits, Form 5500	$111,019,734	$76,041,009

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended December 31, 2009

Change in net assets, financial statements	$34,817,003
Add: contributions receivable, beginning of year	206,831
Less: contributions receivable, end of year	(373,306)
Add: fair value adjustment for common collective trust	328,197

Net income, Form 5500	$34,978,725

NOTE J—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At December 31, 2009 and December 31, 2008, the Plan held investments of 223,636 and 216,749 shares of Argon ST common stock with fair values of $4,855,928 and $4,087,893, respectively. For the year ended December 31, 2008, the Plan purchased 151,888 shares at a cost of $3,147,378, and sold or distributed 145,001 shares with proceeds of $2,950,585.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.
NOTE K—SUBSEQUENT EVENTS
The Argon ST, Inc. 401(k) Profit Sharing Plan and Trust (the “Plan”) is a prototype plan established by Fidelity Management Trust Company (“Fidelity”). Periodically, the Plan is restated to comply with changes Fidelity has made to their prototype plan. The most recent restatement, effective January 1, 2010, provided the following changes:
•	eliminated the 21 year old age requirement

•	made commissions excludable compensation

•	changed the employee deferral limit from 60% to 75%

•	changed eligibility for the employer profit sharing to be employed on the last day of the period AND worked 1,000 hours during the year

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule of Assets (Held at end of year)
December 31, 2009
Name of Plan Sponsor: Argon ST, Inc.
Employer Identification Number: 38-1873250
Three-digit plan number: 003

Interest Bearing Cash
Cash
FIDELITY CASH RESERVES	$346,568
FIDELITY US GOV’T RESERVES	16,758
Certificate of Deposit
AMERICAN FED BK FARGO ND	2,007
BANK AMER NA CHARLOTTE NC	20,068
BEACON FED NY CD	1,006
BYRON BANK MICH CD	50,736
CAPITAL ONE NATL ASSN VA	55,197
COMMERCIAL BK ALA MICH	2,012
DISCOVER BK GREENWOOD DEL	1,983
DISCOVER BK GREENWOOD DEL	1,072
DISCOVER BK GREENWOOD DEL	6,527
FIRST ST BK WEST VA CD	40,000
GE MONEY BANK CD	20,448
GE MONEY BANK CD	20,878
GOLDMAN SACHS BK USA NY	3,288
GOLDMAN SACHS BK USA UT	49,883
GOLDMAN SACHS BK USA NY	1,064
IRONSTONE BK FT MYERS FLA	45,830
LEHMAN BROS FSB WILMINGTON DE	48,935
MORGAN STANLEY BK N A UTAH	2,086
WESTERNBANK P R CD	30,369
WORTHINGTON FED BK ALA	51,102

Total Interest Bearing Cash	$817,817

US Government Securities
Government Bonds
UNITED STATES TREAS NTS	$2,479
UNITED STATES TREAS NTS TIPS	6,186
UNITED STATES TREAS NTS	5,789
UNITED STATES TREAS NTS	10,041
US TREAS SEC STRPPD GENERIC TINT PMT	1,552

Total US Government Securities	$26,047

Non-Employer Corporate Stock (Common)
Common Stock
CSR PLC CAMBRIDGE SHS	$1,467
FRONTLINE LTD	4,918
ADVENTRX PHARMACEUTICALS INC	350
ALCOA INC NFS IS A SPECIALIST	7,033
ANTHRACITE CAP INC	139
APACHE CORP NFS IS A SPECIALIST	4,539
APOGEE MINERALS LTD	447
BEAZER HOMES USA INC	484
BOULDER TOTAL RETURN FD	4,709
CAPITALSOURCE INC	1,228
CAPSTEAD MTG CORP COM NO PAR	2,048
CELL THERAPEUTICS INC COM NO PAR	3,933
CHESAPEAKE ENERGY CORPORATION	2,847
CHINA PRECISION STL INC	2,050
COEUR D ALENE MINES CORP IDAHO COM NEW	33,014
CONAGRA FOODS INC NFS LLC IS A	4,610
CYIOS CORP COM	105
DIAMOND OFFSHORE DRILLING INC	4,921
ENDEAVOUR SILVER CRP	39,676
FANNIE MAE NFS IS A SPECIALIST	118
FIRST MAJESTIC SILVER CORP COM	29,571
GOLD RESOURCE CORP COM	117,664
GOLDCORP INC NEW	16,995
GOLDMAN SACHS GROUP INC	16,920
HECLA MINING CO	13,052
HEINZ H J CO	4,276
HEWLETT-PACKARD CO DE	5,151
ISHARES SILVER TR ISHARES	7,773
ISHARES TR COHEN & STEERS REALTY MAJORS	28,136
KINROSS GOLD CORP NEW COM NO PAR	1,021
MAXIMUS INC	12,826
MONTELLO RES LTD	26
NEUBERGER BERMAN REAL ESTATE SECS	8,458
NEWMONT MNG CORP NFS IS A SPECIALIST	1,349
NORTH AMERICAN PALLADIUM LTD	2,170
OSI SYSTEMS INC	10,912
LUKOIL OIL CO SPONS ADR	4,889
ORMAT TECHNOLOGIES INC	11,636
PAN AMERICAN SILVER CORP	7,143
PARLUX FRAGRANCES INC	166,821

POTASH CORP SASK INC	5,106
POWERSHARES EXCHANGE TRADED FD TR	17,466
POWERSHARES DB G10 CURRENCY HARVEST	2,456
PSYCHEMEDICS CORP COM NEW	6,098
PURPLE BEVERAGE CO INC COM	1
RARE ELEMENT RES LTD	2,556
RAYTHEON CO COM NEW	10,819
ROCKWELL COLLINS INC	78
RYDEX ETF TR RYDEX S&P 500 PURE	14,387
SPDR INDEX SHS FDS DJ WILSHIRE INTL	37,175
SANDISK CORP NFS LLC IS A MARKET	43,485
SILVER WHEATON CORP COM	9,372
SIRIUS XM RADIO INC COM	1,830
STARCORE INTL VENTURES LTD	987
STILLWATER MINING COMPANY	21,851
SUNTECH PWR HLDGS CO LTD	1,497
SYNOPSYS INC NFS LLC IS A MARKET	1,782
TAGISH LAKE GOLD CORP	89
TENGASCO INC NEW	1,350
TIREX RES LTD COM	4,747
VMWARE INC CL A COM	1,483
WASHINGTON MUTUAL INC	140
YAMANA GOLD INC	3,357

Total Non-Employer Corporate Stock (Common)	$773,537

Interest is Common/Collective Trusts
* Common Collective Trust
FID MGD INC PORT	$13,268,561

Interest in Registered Investment Companies
Fidelity Mutual Funds
FID VALUE STRATEGIES	$1,578,621
FID CONTRAFUND	13,322,683
FID GROWTH & INCOME	1,587
FID MORTGAGE SEC	566,073
FID SEL DEFENSE	408,042
FID LEVERAGED CO STK	4,675,914
FID EUROPE	451,116
FID CAP APPRECIATION	8,642,140
FID BLUE CHIP GROWTH	2,837
FIDELITY LOW PR STK	2,716,650
FID DIVERSIFIED INTL	6,952,240
FID SM CAP INDEPEND	767,826

FID STRATEGIC INCOME	2,551,492
FID FREEDOM INCOME	334,311
FID FREEDOM 2000	225,468
FID FREEDOM 2010	1,108,006
FID FREEDOM 2020	3,217,905
FID FREEDOM 2030	3,526,945
FID SM CAP RTMT	901,484
FID SHORT TERM BOND	974,669
SPARTAN US EQ INDEX	4,009,712
FID FREEDOM 2040	1,660,904
FID FREEDOM 2005	10,976
FID FREEDOM 2015	389,164
FID FREEDOM 2025	1,290,620
FID FREEDOM 2035	591,532
FID SMALL CAP VALUE	326,008
FID FREEDOM 2045	135,243
FID FREEDOM 2050	235,149
PIMCO TOT RETURN ADM	7,504,314
ARTISAN MID CAP INV	6,783,017
OAKMARK EQ & INC I	5,060,269
ROYCE LOW PR STK SER	2,601,274
VK GROWTH & INCOME A	4,072,335
LD ABBETT MIDCPVAL P	1,485,270
NB INTL FUND TRUST	677,277
External Funds
INVESCO GOLD	9,472
AMERICAN CENTURY MID CAP VALUE INV SHS	22,026
BRIDGEWAY ULTRA SMAL CO TAX ADVANTAGE	56,497
JANUS SMALL CAP VALUE INVST SHS	13,526
PIMCO COMMODITY REAL RETURN CL D	3,930
T ROWE PRICE LATIN AMERICA FUND	6,901
SOUND SHORE FD INC	20,526
VANGUARD REIT INDEX FUND	6,986
VANGUARD BOND INDEX SHORT TERM	49,912
Unit
ARBOR RLTY TR INC	3,650
DORCHESTER MINERALS LP COM UNITS	4,869
Fidelity Fund
FIDELITY FREEDOM 2040	2,768
FIDELITY NEW MARKETS INCOME	14,209
SPARTAN TOTAL MARKET INDEX	23,659
SPARTAN INT’L INDEX FUND	18,525
FIDELITY CAPITAL & INCOME	3,464
FIDELITY SHORT TERM BOND	41,293

FIDELITY FOCUSED HIGH INCOME FUND	3,071
FIDELITY GINNIE MAE	11,993
FIDELITY INTERM GOV’T INCOME	11,964
FIDELITY TOTAL BOND	13,554

Total Interest in Registered Investment Companies	$90,101,868

Rights/Warrants
VAUGHAN FOODS INC WT CL B EXP	$180

Employer Securities
Company Stock
* ARGON ST STOCK FUND	$4,855,928

*Participant Loans
Interest rates 4.25% to 9.75%	$1,171,450

Total Investments	$111,015,388

*	Denotes party-in-interest

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule H, Line 4a — Delinquent Deposits of Participant Contributions
Year ended December 31, 2008
Name of plan sponsor: Argon ST,Inc.
Employer Identification number: 38-1873250
Three-digit plan number: 003

Participant contributions transferred late to the Plan	$97,677

Contributions not corrected	—

Contributions corrected outside VFCP	97,677

Contributions pending correction in VFCP	—

Total fully corrected under VFCP and PTE 2002-51	$97,677

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC. 401(k) PROFIT SHARING PLAN
June 29, 2010	By:	/s/ Aaron N. Daniels
Aaron N. Daniels
Plan Administrator